UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2004

CHINA FINANCE ONLINE CO. LIMITED

(Translation of registrant’s name into English)

Room 610B, 6/ F Ping’an Mansion
No. 23 Financial Street
Xicheng District, Beijing 100032
China
(86-10) 6621-4728
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 2g3-2(b): 82-________.

CHINA FINANCE ONLINE CO. LIMITED

Form 6-K

Table of Content

PAGE
Signature	Page 3
Press release regarding third quarter results, dated November 9, 2004	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FINANCE ONLINE CO. LIMITED

By:	/s/ Jun Ning

Name: Title:	Jun Ning Chairman and Chief Executive Officer

Date: November 9, 2004

CHINA FINANCE ONLINE REPORTS THIRD QUARTER 2004 FINANCIAL RESULTS

BEIJING, China, Nov. 9 — China Finance Online Co. Limited. (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the third quarter of 2004. The company’s American depositary shares, or ADSs, each of which represents five ordinary shares of the Company, are currently trading on the Nasdaq National Market.

Highlights for the third quarter of 2004:

•	Net revenues grew by 183% year-on-year and 25% quarter-on-quarter to US$1.67 million.

•	Net income grew by 262% year-on-year and 36% quarter-on-quarter to US$1.28 million. Diluted earnings per ADS were US$0.07 for the quarter and diluted earnings per ordinary share were US$0.01 for the quarter.

•	Gross margin was 94%, compared to 87% for the same period in 2003 or 93% for the previous quarter. Net income margin increased to 77% from 60% for the same period in 2003 or 71% in the previous quarter.

“We are very pleased with our third quarter results,” said Jun Ning, Chairman and CEO of the Company. “Despite the fact that the Chinese stock market reached a five year low in Q3, we continued to expand our subscription business. We are satisfied with our achievement in increasing our average annual subscription fee per subscriber, which indicates that we continue to achieve our strategy of migrating subscribers to our more comprehensive services and products. We are pleased to see our advertising related revenue reach 12% of net revenue in Q3, which underscores our objective of expanding our online advertising business.”

Financial Results

For the third quarter of 2004, China Finance Online reported net revenues of US$1.67 million, an increase of 183% from US$592,000 for the same period in 2003 or 25% from US$1.34 million in the previous quarter, primarily due to continued growth in average subscription fee per subscriber. Revenue from our advertising business contributed US$195,000 to, and represented 12% of, net revenues for the third quarter of 2004.

Gross profit increased by 204% to US$1.57 million for the third quarter of 2004 from US$517, 000 for the same period in 2003, as cost of revenues decreased as a percentage of net revenues. Gross margin was 94% in the third quarter of 2004 compared to 87% for the same period in 2003 or 93% in the previous quarter.

Total operating expenses for the third quarter of 2004 were US$423,000, an increase of 143% from US$174,000 for the same period in 2003. This increase is primarily the result of an increase in our sales and marketing expenses and, to a lesser extent, an increase in our general and administrative expenses and stock-based compensation expenses. Total operating expenses were 25% of net revenues for the third quarter of 2004 compared to 29% for the same period in 2003, due to the faster rate of increase in revenues relative to these expenses.

•	Sales and marketing expenses for the third quarter of 2004 increased by 163% from US$80,000 in the third quarter of 2003 to US$210,000. This increase is largely attributable to an increase in our advertising expenditures starting early this year and an increase in the number of our customer service and sales personnel to address increased subscription demand.

•	General and administrative expenses for the third quarter of 2004 were US$104,000, an increase of 73% from US$60,000 for the same period in 2003, primarily due to an increase in compensation and, to a lesser extent, an increase in office expenses partially as a result of the public offering.

As a result of the foregoing, income from operations for the third quarter of 2004 was US$1.15 million, an increase of 235% from US$343,000 for the same period in 2003 and an increase of 40% from US$820,000 for the previous quarter.

Net income for the third quarter of 2004 was US$1.3 million, representing an increase of 262% from US$355,000 for the same period in 2003, or 36% from US$942,000 in the previous quarter. Net income margin was 77%, compared to 60% for the same period in 2003, or 71% in the previous quarter. Our net income for the third quarter includes an income tax benefit of US$102,000, which mainly resulted from the deferred tax assets recorded for the tax effect of the difference between the income for financial reporting purpose and for PRC tax reporting purpose, which tax benefit will continue until the end of the 2004 fiscal year. Diluted earnings per ADS were US$0.07, and diluted earnings per ordinary share were US$0.01 for the third quarter of 2004.

New subscribers for the third quarter of 2004 were 4,069, a slight reduction from 4,202 for the same period in 2003, primarily attributable to the fact that the Chinese stock exchanges reached a five year low during the quarter that the company believes has dampened investors’ interests in China’s stock exchanges, which was partially offset by our marketing efforts. Repeat subscribers for the third quarter of 2004 were 2,372, an increase of 0.5% from 2,360 for the same period in 2003. This increase is primarily due to the stickiness of our products that was partially offset by the weak Chinese stock markets.

Average subscription fee per subscriber, or ASF, for new subscribers increased by 123% to US$219 for the third quarter of 2004 from US$98 for the same period in 2003. Average ASF for repeat subscribers increased by 171% to US$268 for the third quarter of 2004 from US$99 for the same period in 2003. The increase in our ASF for both new and repeat subscribers reflects the company’s continued efforts in migrate its subscribers to more comprehensive and higher priced service packages.

Business Highlights

Following the end of the quarter, we completed our initial public offering of American depositary shares on October 21, 2004. We received proceeds of approximately US$60,242,500 from the offering, after deducting underwriting expenses and estimated offering expenses.

In October 2004, we launched a new service package named Stock-Market-Sidekick X. The package aggregates our comprehensive news and financial information data with research tools that give subscribers detailed analysis of related transactions and their stock and mutual fund holding information. Our annual subscription fee for this new package will be RMB100 or US$12.

Conference Call

China Finance Online’s management team will host a conference call at 8:00PM Eastern Standard Time on November 9, 2004 (or 9:00AM on November 10, 2004 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.jrj.com.cn/englishver3/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, United Kingdom toll free number +0800-559-3276, Hong Kong toll free number +852-3006-8191, Singapore toll free number +8008-532-396; passcode for all regions: 1422.

A telephone replay of the call will be available for 72 hours after the conclusion of the conference call. The dial-in details for the replay: U.S. toll free number +1-877-847-0047, United Kingdom toll free number +0800-559-3276, Hong Kong toll free number +852-3006-8191, Singapore toll free number +8008-532-396; passcode for all regions: 1422.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Highlights section and quotations from management in this press release, as well as China Finance Online’s strategic and operational plans, contain forward-looking statements. China Finance Online may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Finance Online’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, China Finance Online’s historical losses, its limited operating history, declines or disruptions in the online financial industry, the recurrence of SARS, China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and other risks outlined in China Finance Online’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com.cn, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

For further information please contact:

Junling Cai
China Finance Online Co. Limited
Tel: (+86-10) 6621-0425
Email: cjl@jrj.com.cn

China Finance Online Co. Limited
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)

	For the three months period ended
	Sept 30,	Sept 30,	June 30,
	2003	2004	2004
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	611	1,682	1,340
Business tax	(19)	(9)	(5)
Net revenues	592	1,673	1,335
Cost of revenues	(75)	(102)	(91)
Gross profit	517	1,571	1,244
Operating expenses:
General and administrative	(60)	(104)	(93)
Product development	(34)	(42)	(43)
Sales and marketing	(80)	(210)	(221)
Stock-based compensation	—	(66)	(67)
Total operating expenses	(174)	(422)	(424)
Income from operations	343	1,149	820
Interest income	12	33	30
Other income (expense)	—	—	(1)
Income before income tax	355	1,182	849
Income tax	—	102	93
Net income	355	1,284	942
Other comprehensive income:
Foreign currency translation adjustment	(2)	—	—
Comprehensive income	353	1,284	942
Earning per ordinary share:
Basic	0.02	0.06	0.04
Diluted	0.00	0.01	0.01
Earning per ADS:
Basic	0.08	0.28	0.21
Diluted	0.02	0.07	0.06
Weighted average ordinary shares:
Basic	21,596,525	22,853,600	22,612,941
Diluted	73,599,933	85,960,343	84,183,477
Weighted average ADSs:
Basic	4,319,305	4,570,720	4,522,588
Diluted	14,719,987	17,192,069	16,836,695

China Finance Online Co. Limited
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sept 30,	Dec 31,
	2004	2003
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	9,914	5,806
Accounts receivable	34	—
Income tax recoverable	—	283
Prepaid expenses and other current assets	553	92
Total current assets	10,501	6,181
Property and equipment, net	413	351
Rental deposit	31	24
Goodwill, net	51	51
Deferred tax assets	202	—
Total assets	11,198	6,606
Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	3,435	1,278
Accrued liabilities and other current liabilities	125	94
Dividend payable	—	503
Total current liabilities	3,560	1,875
Shareholders’ equity
Paid in capital	9	9
Capital surplus	5,257	5,094
Retained earnings	2,372	(372)
Total shareholders’ equity	7,638	4,731
Total liabilities and shareholders’ equity	11,198	6,606

CONTACT: Junling Cai of China Finance Online Co. Limited, +86-10-6621-0425, cjl@jrj.com.cn